SPDR Index Shares Funds

One Lincoln Street

Boston, Massachusetts 02111

November 19, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Derek Newman

Re:	Request for Acceleration of the Effective Date of Post-Effective Amendment No. 78 to the Registration Statement on Form N-1A (File Nos. 333-92106 and 811-21145) (the “Registration Statement”) ____________________________________________________________________________________________________

Dear Mr. Newman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, Friday, November 21, 2014, or as soon thereafter as practicable.

State Street Global Markets, LLC, the principal underwriter for SPDR Index Shares Funds, has also signed this letter requesting acceleration.

Very truly yours,

SPDR Index Shares Funds	State Street Global Markets, LLC

/s/ Christopher A. Madden	/s/ Donald L. McArdle
By: Christopher A. Madden	By: Donald L. McArdle
Title: Secretary	Title: Vice President